UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report and each of the exhibits to this report are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-168873 and No. 333-183143) of the Company.

Other Events

On December 20, 2012, China Cord Blood Corporation (the “Company”) issued a press release announcing the results of its 2012 Annual General Meeting, which was held on December 19, 2012, in Hong Kong. At the 2012 Annual General Meeting, shareholders: (1) elected Mr. Yuen Kam, Mr. Julian J. Wolhardt and Ms. Jennifer J. Weng to serve on the Board of Directors, with Mr. Yuen Kam as Chairman of the Board, until the 2015 annual general meeting of the Company or until their respective successors are duly appointed and qualified; (2) ratified the appointment of KPMG as independent auditor of the Company for the financial year ending March 31, 2013, and authorized any duly formed committee of the Board of Directors to set the remuneration of the auditors; and (3) passed a special resolution to amend the articles of association of the Company to change the threshold required to approve any future special resolutions from 75% of the votes cast to 66 2/3%, and authorized the directors to make all necessary filings and undertake all such matters, including without limitation, all filings with the Registrar of Companies in the Cayman Islands in respect of the amendments to articles of association.

A copy of the press release is attached hereto as exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated December 20, 2012, regarding results of annual general meeting

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name: Albert Chen Title: Chief Financial Officer

Dated: December 20, 2012